

Mail Stop 3561

April 18, 2018

Andrew Khor Poh Kiang
Chief Executive Officer
Andes 7, Inc.
424 Clay Street, Lower Level
San Francisco, CA 94111

>   **Re: Andes 7, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed May 4, 2017**
>   **File No. 0-55491**

Dear Mr. Kiang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ William H. Thompson
>
>   William H. Thompson
>   Accounting Branch Chief
>   Office of Consumer Products